

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2025

Claude Zdanow
Reporting Person
Mt Olympus Ventures, Inc.
8605 Santa Monica Boulevard, PMB 36522
Los Angeles, CA 90069

> **Re: Onar Holding Corporation**
> **Schedule 13D filed March 31, 2025 by Claude Zdanow et al.**
> **File No. 005-90750**

Dear Claude Zdanow:

We have conducted a limited review of the above-captioned filing and have the following comment.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D filed March 31, 2025

General

1. We note that the event reported as requiring the filing of the Schedule 13D was June 14, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the June 14, 2024 event date, the Schedule 13D submitted on March 31, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at 202-551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions